UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 50 pence par value per share

(Title of Class of Securities)

02311107

(CUSIP Number)

Audrey Vallen

Panorama Capital

2440 Sand Hill Road, St. 302

Menlo Park, CA   94025

(650)  234-1455

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107

1	Names of Reporting Persons Panorama Capital, L.P. (“Panorama”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7

Sole Voting Power
1,847,826, except that Panorama Capital Management, LLC (“PCM”), the general partner of Panorama, may be deemed to have shared voting power, and Christopher J. Albinson (“Albinson”), Rodney A. Ferguson (“Ferguson”), Shahan D. Soghikian (“Soghikian”), and Damion Wicker (“Wicker”), the managing members of PCM, may be deeded to have shared power to vote these shares.

	8	Shared Voting Power See response to row 7 and response to Item 5(b).

9

Sole Dispositive Power
1,847,826, except that PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deemed to have shared power to dispose of these shares.

	10	Shared Dispositive Power See response to row 9.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 02311107

1	Names of Reporting Persons Panorama Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

8

Shared Voting Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared voting power, and Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deeded to have shared power to vote these shares.  Also see response to Item 5(b).

	9	Sole Dispositive Power

10

Shared Dispositive Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deeded to have shared power to vote these shares.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 02311107

1	Names of Reporting Persons Christopher J. Albinson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

8

Shared Voting Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared voting power, and Albinson, a managing members of PCM, may be deeded to have shared power to vote these shares.  Also see response to Item 5(b).

	9	Sole Dispositive Power

10

Shared Dispositive Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, a managing members of PCM, may be deeded to have shared power to dispose of these shares.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 02311107

1	Names of Reporting Persons Rodney A. Ferguson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

8

Shared Voting Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared voting power, and Ferguson, a managing members of PCM, may be deeded to have shared power to vote these shares.  Also see response to Item 5(b).

	9	Sole Dispositive Power

10

Shared Dispositive Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Ferguson, a managing members of PCM, may be deeded to have shared power to dispose of these shares.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 02311107

1	Names of Reporting Persons Shahan D. Soghikian

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

8

Shared Voting Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared voting power, and Soghikian, a managing members of PCM, may be deeded to have shared power to vote these shares.  Also see response to Item 5(b).

	9	Sole Dispositive Power

10

Shared Dispositive Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Soghikian, a managing members of PCM, may be deeded to have shared power to dispose of these shares.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 02311107

1	Names of Reporting Persons Damion Wicker

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

8

Shared Voting Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared voting power, and Wicker, a managing members of PCM, may be deeded to have shared power to vote these shares.  Also see response to Item 5(b).

	9	Sole Dispositive Power

10

Shared Dispositive Power
1,847,826, which are owned directly by Panorama.  PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Wicker, a managing members of PCM, may be deeded to have shared power to dispose of these shares.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,826. Also see response to Item 5(a).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 is being filed on behalf of Panorama Capital, L.P. (“Panorama”), Panorama Capital Management, LLC (“PCM”), Christopher J. Albinson (“Albinson”), Rodney A. Ferguson (“Ferguson”), Shahan D. Soghikian (“Soghikian”), and Damion Wicker (“Wicker”) (collectively the “Reporting Persons,” and each, a “Reporting Person”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2008 (the “Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Michael F. Powell, Ph.D., James I. Healy, M.D., Ph.D., Eric P. Buatois, Caduceus Private Investments III, LP, OrbiMed Capital GP III LLC, OrbiMed Associates III, LP, OrbiMed Advisors LLC, Samuel D. Isaly, the Reporting Persons, Srinivas Akkaraju, M.D., Thomas McNerney & Partners II, L.P., TMP Nominee II, LLC, TMP Associates II, L.P. & Partners II, LLC, James Thomas, Pete McNerney, Alex Zisson, Pratik Shah, and Eric Aguiar, M.D., Longitude Venture Partners, L.P., Longitude Capital Partners, LLC, Patrick Enright, Juliet Tammenons Bakker and Longitude Capital Associates, L.P. (other than the Reporting Persons, collectively, the “Other Shareholders”), relating to the ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”) of Amarin Corporation plc (the “Company”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and collectively, the “ADSs”. The ADSs are listed on the Nasdaq Capital Market. The shares reported herein do not reflect any shares held by the Other Shareholders because the Other Shareholders and the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Except as expressly set forth herein, there have been no changes to the information regarding the Reporting Persons set forth in the Schedule 13D. The mailing address of the Company’s principal executive offices is First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

Item 2.	Identity and Background.

(a)     This statement is being filed by the Reporting Persons.

(b)     The following is the principal business address and the address of the principal office for each of (A) Panorama, (B) PCM, (C) Albinson, (D) Ferguson, (E) Soghikian and (F) Wicker:

c/o Panorama Capital Management, LLC

2440 Sand Hill Road, Suie 302

Menlo Park, CA 94025

(c) & (f)        Panorama is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. PCM, the general partner of Panorama, is a Delaware limited liability company.  Albinson, Ferguson, Soghikian and Wicker are individuals who are the managing members of PCM and are each U.S. citizens.

(d)     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)     During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Coincident with the closing under the Securities Purchase Agreement, dated as of October 12, 2009 (the “2009 SPA”), among the Company and the purchasers named therein, all of the Company’s Preference Shares, including those held by the Reporting Persons, were converted into Ordinary Shares on a one-for-one basis. As a result, the rights attributable to the Preference Shares, including the right to elect four members of the board of directors of the Company, were terminated. The investors party to the Securities Purchase Agreement with the Company, dated May 13, 2008 (the “2008 SPA”), which include the Other Shareholders and the Reporting Persons, also agreed to (i) waive any preemptive rights they had with respect to the issuance of units under the 2009 SPA, (ii) the termination of the second tranche contemplated by the 2008 SPA and (iii) the termination of their right of first refusal to purchase up to their pro rata share of any offering by the Company of Ordinary Shares or any other class or series of capital stock, or any other security convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock, and (iv) the termination of their registration rights under the 2008 SPA. As a result of the termination of foregoing rights, the Other Shareholders and the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a)     Please see rows 7-11 and 13 of the cover page for each Reporting Person. All percentages relating to beneficial ownership of Ordinary Shares are based on 98,801,974 Ordinary Shares outstanding as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

(b)     Please see rows 7-11 and 13 of the cover page for each Reporting Person.

(c)     No Reporting Person has effected any transaction in Ordinary Shares during the 60 days preceding the date hereof.

(d)     Not applicable.

(e)     As of October 19, 2009, none of the Reporting Persons beneficially owns more than five percent of Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Please see Item 4 above.

Item 7.	Materials to be Filed as Exhibits.

EXHIBIT 1.                              Agreement as to Joint Filing of Schedule 13D, dated January 26, 2010 by and among Panorama Capital, L.P., Panorama Capital Management, LLC, Christopher J. Albinson, Rodney A. Ferguson, Shahan D. Soghikian, and Damion Wicker.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January26, 2010

PANORAMA CAPITAL, L.P.
a Delaware Limited Partnership

By: Panorama Capital Management, LLC
a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Audrey Vallen
Name: Audrey Vallen
Title: CFO

PANORAMA CAPITAL MANAGEMENT, LLC
a Delaware Limited Liability Company

By:	/s/ Audrey Vallen
Name: Audrey Vallen
Title: CFO

CHRISTOPHER J. ALBINSON

By:	/s/ Christopher J. Albinson
Name: Christopher J. Albinson
Title: Manager

RODNEY A. FERGUSON

By:	/s/ Rodney A. Ferguson
Name: Rodney A. Ferguson
Title: Manager

SHAHAN D. SOGHIKIAN

By:	/s/ Shahan D. Soghikian
Name: Shahan D. Soghikian
Title: Manager

DAMION WICKER

By:	/s/ Damion Wicker
Name: Damion Wicker
Title: Manager

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 26, 2010

PANORAMA CAPITAL, L.P.
a Delaware Limited Partnership

By: Panorama Capital Management, LLC
a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Audrey Vallen
Name: Audrey Vallen
Title: CFO

PANORAMA CAPITAL MANAGEMENT, LLC
a Delaware Limited Liability Company

By:	/s/ Audrey Vallen
Name: Audrey Vallen
Title: CFO

CHRISTOPHER J. ALBINSON

By:	/s/ Christopher J. Albinson
Name: Christopher J. Albinson
Title: Manager

RODNEY A. FERGUSON

By:	/s/ Rodney A. Ferguson
Name: Rodney A. Ferguson
Title: Manager

SHAHAN D. SOGHIKIAN

By:	/s/ Shahan D. Soghikian
Name: Shahan D. Soghikian
Title: Manager

DAMION WICKER

By:	/s/ Damion Wicker
Name: Damion Wicker
Title: Manager